EXHIBIT 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We hereby consent to the incorporation by reference in the registration statement on Form S-8 of Clear Channel Outdoor Holdings, Inc. filed on April 3, 2006 (Reg. No. 333-132950) of our report dated June 26, 2009, relating to the statement of net assets available for benefits as of December 31, 2008, the statement of changes in net assets available for benefits for the year then ended, and the supplemental schedule of assets (held at end of year) as of December 31, 2008, of the Clear Channel Communications, Inc. 401(k) Savings Plan, which appears in this Annual Report on Form 11-K of the Clear Channel Communications, Inc. 401(k) Savings Plan for the year ended December 31, 2008.
/s/ BKD, LLP
San Antonio, Texas
June 26, 2009